NO ACT

PO
12-23-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

09004173

Received SEC
FEB 11 2009
Washington, DC 20549

February 11, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-09

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Wells Fargo & Company
Incoming letter dated December 23, 2008

Dear Mr. Lane:

This is in response to your letters dated December 23, 2008 and February 2, 2009 concerning the shareholder proposal submitted to Wells Fargo by Northstar Asset Management, Inc. We also have received a letter on the proponent's behalf dated January 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Julie N.W. Goodridge
President
Northstar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

February 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 23, 2008

The proposal requests that the board publish a report to shareholders of the company's home preservation rates from 2003 to 2008 that includes disaggregated data for African-American, Hispanic and Caucasian mortgage borrowers.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

February 2, 2009

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 97808-00008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Supplemental Letter Regarding Stockholder Proposal of NorthStar Asset Management
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 23, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Wells Fargo & Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof submitted by NorthStar Asset Management (the "Proponent"). Subsequently, on January 21, 2009, Sanford J. Lewis, Esq. responded on behalf of the Proponent (the "Proponent's Response"). *See* Exhibit A. We write supplementally to respond to the Proponent's Response.

The Proponent's Response strives to argue that the Proposal differs from those the Proponent submitted to the Company in the immediately preceding three years notwithstanding the fact that all four of these most recent stockholder proposals (including this year's Proposal) deal with the Proponent's same substantive concern that the Company's mortgage lending practices result in racial disparities. After failing to secure any meaningful stockholder support for its proposals in each of the last three years, the Proponent has merely tweaked its version this year to address mortgage default rates, labeling this as "home preservation."

This year's version uses a heading that changes only two words from the previous heading. This year's version continues to cite subprime lending in its whereas clause, continues to rely on data under the 2007 Federal Home Mortgage Disclosure Act ("HMDA"), and continues with the same request to collect information that it hopes will support some allegation of racial disparity in the mortgage lending process.

We remind the Staff that Rule 14a-8(i)(12) states that the proposals need only be "substantially the same subject matter," as opposed to the identical subject matter. Not only do we recognize the Proposal as substantially the same as the prior three years, we submit that third parties are apt to feel likewise. In fact, for example, if the Staff reviews the website of the United for a Fair Economy ("UFE") (http://enews.faireconomy.org/2008/may-june.html) under Article Four you will find a description of the Proponent's various resolutions involving racial profiling with subprime mortgages. It is our understanding that the UFE is an allied organization to the Proponent. If the Staff follows the hyperlinks on that page, you will be taken to the current Proposal of the Proponent. Those that follow this issue know that this year's Proposal is but a mere continuation of the Proponent's campaign against the Company's mortgage lending practices.

Notwithstanding the obvious substantive similarities, the Proponent's Response cites two no-action letters where Rule 14a-8(i)(12) was not applicable. In both letters the two proposals being compared were unrelated, unlike the present situation. *Cooper Industries, Inc.* (avail. Jan. 14, 2002) compared a fair labor proposal with a broad socio-economic proposal. *The Boeing Company* (avail. Mar. 3, 2000) compared a general social proposal with a doing business in China proposal. Clearly, these letters are not at all similar to the facts in this case. In our letter dated December 23, 2008, we cited a wealth of no-action letters more directly on point. Likewise, we refer the Staff back to our letter for the more complete set of reasons why Rule 14a-8(i)(12) is applicable.

As such, we respectfully request that the Staff concur that it will take no action if the Company excludes the proposal at issue from its 2009 proxy materials. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 887-3646, my colleague Elizabeth A. Ising at (202) 955-8287 or Christopher Adam, Senior Counsel with the Company's Law Department, at (515) 557-8167.

Sincerely,

Brian J. Lane/SMR

Brian J. Lane

BJL/pb

cc: Christopher Adam, Wells Fargo & Company
Mari C. Mather, NorthStar Asset Management
Sanford J. Lewis, Esq.

100597705_1.DOC

EXHIBIT A

SANFORD J. LEWIS, ATTORNEY

January 21, 2009

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal for 2009 Proxy Materials for a Report on Racial Disparities in Home Preservation Rates Submitted November 14, 2008 to Wells Fargo & Company on behalf of Northstar Asset Management

Dear Sir/Madam:

Northstar Asset Management (the "Proponent") is beneficial owner of common stock of Wells Fargo & Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 19, 2008, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(12) (Proposal deals with "substantially the same" subject matter as three previous proposals).

We have reviewed the Proposal, the prior proposals, and the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, we believe that the Proposal should be included in the Company's 2009 proxy materials and not be found by the Staff to be excludable.

A copy of this letter is being e-mailed concurrently to Brian Lane of Gibson Dunn & Crutcher LLP.

Summary

The resolution filed by the proponent asks the board of directors to publish a "report to shareholders... of the company's ***home preservation rates from 2003-2008***. It also asks that this report disaggregate the data for African-American, Hispanic and Caucasian mortgage borrowers. Prior resolutions cited by the company asked for something entirely different: a report to explain the racial and ethnic disparities in the ***cost of loans*** provided by the company. The core subject matter of those prior resolutions was completely different from what is being asked in the present resolution. While both resolutions asked about the affect of company policies and practices on various racial and ethnic groups, the core subject matter at issue was completely different – on the one hand, why there is a disparity in the cost of loans (the prior resolutions) and on the other, whether people are able to hold on to their homes (under the current proposal).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

For convenience of the Staff the Proposal states in its entirety:

Report on Racial Disparities in Home Preservation Rates

WHEREAS, mortgage foreclosures in 2007 and 2008 threaten the stability and profits of virtually all lending companies, including Wells Fargo. Federal Reserve Chair Ben Bernanke testified in March 2008 that total losses on subprime mortgage foreclosures in the fourth quarter of 2007 exceeded 50% of the principal balance;

A report by Merrill Lynch has projected that losses on subprime mortgages could reach $250 billion, based upon the forecasted 2.3 million loans expected to default in 2008 and 2009 (Center for Responsible Lending, *Issue Brief* Aug 2008);

Wells Fargo has made a good effort to clear its books of subprime loans, but has estimated it will record $65 billion in losses on $498 billion of Wachovia loans after its proposed purchase;

Conventional subprime loans often include high fees and do not require escrowing of taxes and insurance, placing the burden of paying these large lump sum expenses on the homeowner(s);

The 2007 Federal Home Mortgage Disclosure Act (HMDA) data reveals that the incidence of these high-cost conventional subprime loans issued to African Americans was 34%; to Hispanics, 29%; yet the incidence of subprime loans to Caucasian borrowers was 11%. The Federal Reserve concluded that this disparity in the incidence of high-priced loans could not be adequately explained by borrower income or by other borrower-related factors in the HMDA data.

Data shows that families receiving high-cost conventional subprime loans (as stated above, predominantly African-American and Hispanic families) are more likely to foreclose than families receiving Community Development Financial Institution (CDFI) subprime loans (*Risky Borrowers or Risky Mortgages,* Center for Community Capital, October 2008). In a 2008 study, high-cost conventional subprime loans had a default rate four times higher than a representative CDFIs subprime loans, as of September 2007;

The cost of foreclosure to our Company is high, creating a negative impact on shareholder value. Preventing foreclosure through home preservation and solid lending practices can save lenders 87% of the cost of the foreclosure process. Home preservation occurs when defaulting borrowers are able to retain ownership of their homes through refinancing, repayment or forbearance plans, and/or loan modification.

RESOLVED, shareholders request that the Board publish a report to shareholders within six months, omitting proprietary information and at a reasonable cost, of the Company's home preservation rates from 2003 to 2008. This report should disaggregate the data for African-American, Hispanic, and Caucasian mortgage borrowers.

Supporting Statement

Preserving homeownership curtails losses for our Company and halts the negative impacts of foreclosure on communities: e.g., abandoned houses, increased crime, devaluation of neighboring homes, and erosion of the tax base.

ANALYSIS

The overall substantive concern of the current proposal is more different from the prior proposals than it is similar.

In 2009, the concern and interest of shareholders and public policy has shifted dramatically. While the resolution may superficially appear to relate to similar issues from proposals of prior years, in the current context, the current resolution's focus on ***home preservation*** makes it unlikely to be seen as substantially the same subject matter as the prior resolutions on ***the cost of loans.***

As noted in the whereas clauses, Wells Fargo has made a good effort to clear its books of subprime loans, but has estimated it will record $65 billion in losses on $498 billion in loans of Wachovia as a result of the purchase of that company.

This resolution is about how to resolve issues posed by these newly acquired loans and the dramatic new issue of home preservation in light of the current foreclosure crisis, in which daily news reports inform us of hundreds of thousands of people losing their homes. The proponents and other shareholders are duly concerned the impact on the company now that it has taken on bad loans from Wachovia, and also about the impact of massive foreclosures on communities and the urban poor.

At this point, shareholders at all companies are clearer about the risks of subprime lending in general; the proponents believe that now what is needed is a careful examination of potential foreclosure impacts, leading to the creation of realistic solutions that can forestall a further decline in shareholder value as the crisis works itself out.

The resolution focuses on the rate of removal of people from their homes and any efforts by the company to stave off the need to remove these people from their homes. The resolved clause asks for the board of directors to publish a "report to shareholders… of the company's home preservation rates from 2003-2008. It also asks that this report disaggregate the data for African-American, Hispanic and Caucasian mortgage borrowers. The whereas clauses explain that "Home preservation" occurs when defaulting borrowers are able to retain ownership of their homes through refinancing, repayment or forbearance plans, and/or loan modification.

The prior resolutions cited by the company asked an entirely different question: to explain the racial and ethnic disparities in the cost of loans provided by the company:

> Shareholders request that the Board of Directors prepare a special report, providing explanations of **racial and ethnic disparities in the cost of loans** provided by the company. The report shall discuss the following questions:
> 1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high-cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
> 2) Does Wells Fargo believe that the company's racial and ethnic disparities in high-cost loans affect the home affordability or wealth-building benefits of home ownership for their minority customers?
> 3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

Therefore, while both resolutions ask for disaggregated data on a racial and ethnic demographic basis, the core subject matter of those prior resolutions was completely different from what is being asked in the present resolution – the extent to which loan recipients are able to **hold onto their homes in light of the current foreclosure crisis** (under the current proposal) in contrast to a breakdown of the disparity in the **cost of loans** (the prior resolutions). Instead of the discussion of the cost of loans, the report requested under the current resolution would entail a discussion of how many mortgage loan recipients are able to hold onto their homes in the face of a foreclosure. The current resolution's whereas clauses also focus substantially on how the rates of foreclosure and home preservation may affect the company financially. Underlying the company's response to the current resolution will be whether homeowners who find themselves in trouble will be able to work with the company regardless of their ethnic or racial background to preserve homeownership, with the ultimate benefit of minimizing the detrimental impact of the company's subprime loan exposure as a result of their purchase of Wachovia. The proponents believe that moving in a favorable direction to keep people in their homes would find the company setting an example of how to keep communities solvent – with a future positive impact to the company including costs of foreclosure and profitability.

In light of the current foreclosure crisis that has emerged since the prior resolution, and the dissimilar focus on home preservation versus the cost of loans it is highly unlikely that shareholders would perceive the current resolution as substantially the same request as the prior resolutions.

Staff precedents regarding " substantially the same subject matter" show that the current proposal should not be excluded.

Rule 14a-8(c)(12)(i) permits the omission of a shareholder proposal "dealing with substantially the same subject matter as a prior proposal submitted to security holders" if the prior proposal was submitted at one meeting during the preceding three calendar years, and received less than the requisite portion of votes cast for and against the proposal. Although the staff of the Commission has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed, proposals that deal with substantially different subject matters may be nonexcludable.

The following are examples of resolutions in which the staff rejected claims that they involved "substantially the same subject matter." This examination shows that the current proposal should not be excluded on such a basis. In *Cooper Industries, Inc.* (January 14, 2002) the proposal involved a request for a report dealing with the social and environmental issues related to sustainability. The supporting statement further clarified that the report should include

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout the company's operations.

The prior resolution involved a request to the Board of Directors to review or amend, where applicable, its code or standards for its international operations and to report a summary of this review to shareholders, and the supporting statement recommended that such review include the following areas:

1. A description of policies which are designed to protect human rights -- civil, political, social, cultural and economic – consistent with respect for human dignity and international labor rights standards.
2. A report of efforts to ensure that the company does not employ children under the age of fifteen, or younger than the age of completing compulsory education in the country of manufacture where such age is higher than fifteen.
3. A report of company policies ensuring that there is no use of forced labor, whether in the form of prison labor, indentured labor or bonded labor.
4. Establishment of consistent standards for workers' health and safety, practices for handling hazardous wastes and protection of the environment, as well as promoting a fair and dignified quality of life for workers and their communities.

In that instance, one can see there was some overlap in the requests' content - more than the present resolution. Yet the staff found that the subsequent resolution was not excludable.

Similarly in *Boeing Company* (March 3, 2000) the proposal asked the Board to institute a special Executive Compensation Review to find ways to link compensation of its key executives not only to fiscal performance but to social corporate performance as well. This was to include, but not be limited to, the company's efforts to promote basic human rights domestically and internationally within its operations. It would also include a comparison of the compensation packages for company officers with the lowest paid company employees in the U.S. and around the world. The proposal did mention human rights issues in China as part of its whereas clauses. Nevertheless, the proposal was found to be not excludable even though a proposal in prior years focused on asking the company to adopt basic human rights criteria for its business operations in and/or with the People's Republic of China.

These examples demonstrate that resolutions are not "substantially the same subject matter where they address substantially different issues – analogous to the difference between requests relating to "disparate loan costs" and "home preservation rates" – even if they overlap in some broad elements of their topical reach (such as disparate treatment of certain racial or ethnic groups).

CONCLUSION

We request the Staff to find that the proposal is not excludable under Rule 14a8-(i)(12) and to inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Northstar Asset Management
Brian Lane, Gibson, Dunn & Crutcher LLP blane@gibsondunn.com

SANFORD J. LEWIS, ATTORNEY

January 21, 2009

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal for 2009 Proxy Materials for a Report on Racial Disparities in Home Preservation Rates Submitted November 14, 2008 to Wells Fargo & Company on behalf of Northstar Asset Management

Dear Sir/Madam:

Northstar Asset Management (the "Proponent") is beneficial owner of common stock of Wells Fargo & Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 19, 2008, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(12) (Proposal deals with "substantially the same" subject matter as three previous proposals).

We have reviewed the Proposal, the prior proposals, and the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, we believe that the Proposal should be included in the Company's 2009 proxy materials and not be found by the Staff to be excludable.

A copy of this letter is being e-mailed concurrently to Brian Lane of Gibson Dunn & Crutcher LLP.

Summary

The resolution filed by the proponent asks the board of directors to publish a "report to shareholders... of the company's ***home preservation rates from 2003-2008***. It also asks that this report disaggregate the data for African-American, Hispanic and Caucasian mortgage borrowers. Prior resolutions cited by the company asked for something entirely different: a report to explain the racial and ethnic disparities in the ***cost of loans*** provided by the company. The core subject matter of those prior resolutions was completely different from what is being asked in the present resolution. While both resolutions asked about the affect of company policies and practices on various racial and ethnic groups, the core subject matter at issue was completely different – on the one hand, why there is a disparity in the cost of loans (the prior resolutions) and on the other, whether people are able to hold on to their homes (under the current proposal).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

For convenience of the Staff the Proposal states in its entirety:

Report on Racial Disparities in Home Preservation Rates

WHEREAS, mortgage foreclosures in 2007 and 2008 threaten the stability and profits of virtually all lending companies, including Wells Fargo. Federal Reserve Chair Ben Bernanke testified in March 2008 that total losses on subprime mortgage foreclosures in the fourth quarter of 2007 exceeded 50% of the principal balance;

A report by Merrill Lynch has projected that losses on subprime mortgages could reach $250 billion, based upon the forecasted 2.3 million loans expected to default in 2008 and 2009 (Center for Responsible Lending, *Issue Brief* Aug 2008);

Wells Fargo has made a good effort to clear its books of subprime loans, but has estimated it will record $65 billion in losses on $498 billion of Wachovia loans after its proposed purchase;

Conventional subprime loans often include high fees and do not require escrowing of taxes and insurance, placing the burden of paying these large lump sum expenses on the homeowner(s);

The 2007 Federal Home Mortgage Disclosure Act (HMDA) data reveals that the incidence of these high-cost conventional subprime loans issued to African Americans was 34%; to Hispanics, 29%; yet the incidence of subprime loans to Caucasian borrowers was 11%. The Federal Reserve concluded that this disparity in the incidence of high-priced loans could not be adequately explained by borrower income or by other borrower-related factors in the HMDA data.

Data shows that families receiving high-cost conventional subprime loans (as stated above, predominantly African-American and Hispanic families) are more likely to foreclose than families receiving Community Development Financial Institution (CDFI) subprime loans (*Risky Borrowers or Risky Mortgages,* Center for Community Capital, October 2008). In a 2008 study, high-cost conventional subprime loans had a default rate four times higher than a representative CDFIs subprime loans, as of September 2007;

The cost of foreclosure to our Company is high, creating a negative impact on shareholder value. Preventing foreclosure through home preservation and solid lending practices can save lenders 87% of the cost of the foreclosure process. Home preservation occurs when defaulting borrowers are able to retain ownership of their homes through refinancing, repayment or forbearance plans, and/or loan modification.

RESOLVED, shareholders request that the Board publish a report to shareholders within six months, omitting proprietary information and at a reasonable cost, of the Company's home preservation rates from 2003 to 2008. This report should disaggregate the data for African-American, Hispanic, and Caucasian mortgage borrowers.

Supporting Statement

Preserving homeownership curtails losses for our Company and halts the negative impacts of foreclosure on communities: e.g., abandoned houses, increased crime, devaluation of neighboring homes, and erosion of the tax base.

ANALYSIS

The overall substantive concern of the current proposal is more different from the prior proposals than it is similar.

In 2009, the concern and interest of shareholders and public policy has shifted dramatically. While the resolution may superficially appear to relate to similar issues from proposals of prior years, in the current context, the current resolution's focus on ***home preservation*** makes it unlikely to be seen as substantially the same subject matter as the prior resolutions on ***the cost of loans.***

As noted in the whereas clauses, Wells Fargo has made a good effort to clear its books of subprime loans, but has estimated it will record $65 billion in losses on $498 billion in loans of Wachovia as a result of the purchase of that company.

This resolution is about how to resolve issues posed by these newly acquired loans and the dramatic new issue of home preservation in light of the current foreclosure crisis, in which daily news reports inform us of hundreds of thousands of people losing their homes. The proponents and other shareholders are duly concerned the impact on the company now that it has taken on bad loans from Wachovia, and also about the impact of massive foreclosures on communities and the urban poor.

At this point, shareholders at all companies are clearer about the risks of subprime lending in general; the proponents believe that now what is needed is a careful examination of potential foreclosure impacts, leading to the creation of realistic solutions that can forestall a further decline in shareholder value as the crisis works itself out.

The resolution focuses on the rate of removal of people from their homes and any efforts by the company to stave off the need to remove these people from their homes. The resolved clause asks for the board of directors to publish a "report to shareholders… of the company's home preservation rates from 2003-2008. It also asks that this report disaggregate the data for African-American, Hispanic and Caucasian mortgage borrowers. The whereas clauses explain that "Home preservation" occurs when defaulting borrowers are able to retain ownership of their homes through refinancing, repayment or forbearance plans, and/or loan modification.

The prior resolutions cited by the company asked an entirely different question: to explain the racial and ethnic disparities in the cost of loans provided by the company:

> Shareholders request that the Board of Directors prepare a special report, providing explanations of **racial and ethnic disparities in the cost of loans** provided by the company. The report shall discuss the following questions:
> 1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high-cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
> 2) Does Wells Fargo believe that the company's racial and ethnic disparities in high-cost loans affect the home affordability or wealth-building benefits of home ownership for their minority customers?
> 3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

Therefore, while both resolutions ask for disaggregated data on a racial and ethnic demographic basis, the core subject matter of those prior resolutions was completely different from what is being asked in the present resolution – the extent to which loan recipients are able to **hold onto their homes in light of the current foreclosure crisis** (under the current proposal) in contrast to a breakdown of the disparity in the **cost of loans** (the prior resolutions). Instead of the discussion of the cost of loans, the report requested under the current resolution would entail a discussion of how many mortgage loan recipients are able to hold onto their homes in the face of a foreclosure. The current resolution's whereas clauses also focus substantially on how the rates of foreclosure and home preservation may affect the company financially. Underlying the company's response to the current resolution will be whether homeowners who find themselves in trouble will be able to work with the company regardless of their ethnic or racial background to preserve homeownership, with the ultimate benefit of minimizing the detrimental impact of the company's subprime loan exposure as a result of their purchase of Wachovia. The proponents believe that moving in a favorable direction to keep people in their homes would find the company setting an example of how to keep communities solvent – with a future positive impact to the company including costs of foreclosure and profitability.

In light of the current foreclosure crisis that has emerged since the prior resolution, and the dissimilar focus on home preservation versus the cost of loans it is highly unlikely that shareholders would perceive the current resolution as substantially the same request as the prior resolutions.

Staff precedents regarding " substantially the same subject matter" show that the current proposal should not be excluded.

Rule 14a-8(c)(12)(i) permits the omission of a shareholder proposal "dealing with substantially the same subject matter as a prior proposal submitted to security holders" if the prior proposal was submitted at one meeting during the preceding three calendar years, and received less than the requisite portion of votes cast for and against the proposal. Although the staff of the Commission has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed, proposals that deal with substantially different subject matters may be nonexcludable.

The following are examples of resolutions in which the staff rejected claims that they involved "substantially the same subject matter." This examination shows that the current proposal should not be excluded on such a basis. In *Cooper Industries, Inc.* (January 14, 2002) the proposal involved a request for a report dealing with the social and environmental issues related to sustainability. The supporting statement further clarified that the report should include

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout the company's operations.

The prior resolution involved a request to the Board of Directors to review or amend, where applicable, its code or standards for its international operations and to report a summary of this review to shareholders, and the supporting statement recommended that such review include the following areas:

1. A description of policies which are designed to protect human rights -- civil, political, social, cultural and economic – consistent with respect for human dignity and international labor rights standards.
2. A report of efforts to ensure that the company does not employ children under the age of fifteen, or younger than the age of completing compulsory education in the country of manufacture where such age is higher than fifteen.
3. A report of company policies ensuring that there is no use of forced labor, whether in the form of prison labor, indentured labor or bonded labor.
4. Establishment of consistent standards for workers' health and safety, practices for handling hazardous wastes and protection of the environment, as well as promoting a fair and dignified quality of life for workers and their communities.

In that instance, one can see there was some overlap in the requests' content - more than the present resolution. Yet the staff found that the subsequent resolution was not excludable.

Similarly in *Boeing Company* (March 3, 2000) the proposal asked the Board to institute a special Executive Compensation Review to find ways to link compensation of its key executives not only to fiscal performance but to social corporate performance as well. This was to include, but not be limited to, the company's efforts to promote basic human rights domestically and internationally within its operations. It would also include a comparison of the compensation packages for company officers with the lowest paid company employees in the U.S. and around the world. The proposal did mention human rights issues in China as part of its whereas clauses. Nevertheless, the proposal was found to be not excludable even though a proposal in prior years focused on asking the company to adopt basic human rights criteria for its business operations in and/or with the People's Republic of China.

These examples demonstrate that resolutions are not "substantially the same subject matter where they address substantially different issues – analogous to the difference between requests relating to "disparate loan costs" and "home preservation rates" – even if they overlap in some broad elements of their topical reach (such as disparate treatment of certain racial or ethnic groups).

CONCLUSION

We request the Staff to find that the proposal is not excludable under Rule 14a8-(i)(12) and to inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Northstar Asset Management
Brian Lane, Gibson, Dunn & Crutcher LLP blane@gibsondunn.com

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

December 23, 2008

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 97808-00008

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Northstar Asset Management*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wells Fargo & Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Northstar Asset Management (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that Stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the board of directors (the "Board") "publish a report to shareholders within six months, omitting proprietary information and at a reasonable cost, of the Company's home preservation rates from 2003 to 2008. This report should disaggregate the data for African-American, Hispanic, and Caucasian mortgage borrowers." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted proposals that were included in the Company's 2006, 2007 and 2008 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(12)(iii) Because It Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "less than 10% of the vote on its last submission to stockholders if proposed three times or more previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12)

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken.

Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles was excludable as dealing with substantially the same subject matter as a proposal requesting the company review executive compensation with a view to linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from company's new vehicles); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co. (Trinity Health)* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, a line that produced materials used to manufacture cigarette filters).

B. The Proposal Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals

In each of the last three years, the Company has included in its proxy materials stockholder proposals expressing concern about alleged racial disparities in the Company's sub-prime mortgage lending practices (such proposals, the "Previous Proposals"). The text of the Previous Proposals submitted in 2008, 2007 and 2006 are virtually identical. *See* Exhibit B, Exhibit C and Exhibit D, respectively. The only difference between all of the Previous Proposals is that the cited numerical statistics were updated each year. Otherwise, the proposals are the same.

As noted above, under Rule 14a-8(i)(12) a company may exclude a stockholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern in each of the Previous Proposals is that the Company's sub-prime lending practices result in racial disparities. The Previous Proposals assert that African American and Latino borrowers are disadvantaged as compared to Caucasian borrowers in the Company's sub-prime lending process. Over the years, the Proponent has reviewed the Company's Home Mortgage Disclosure Act ("HMDA") reports and has quoted the reports' statistics in an attempt to support its position that the Company's sub-prime lending practices may seem racially biased. For example, the Previous Proposals indicate that higher percentages of "high cost" loans are given to African American and Latino borrowers than are given to Caucasian borrowers and cite the differences in these percentages as evidence of disparities in the Company's treatment of African American and Latino borrowers as compared to Caucasian borrowers. In an effort to bring the Company's alleged racial biases to light, the Previous Proposals request the Board prepare a special report providing explanations of the racial and ethnic disparities in the cost to the borrowers of loans provided by the Company.

As with the Previous Proposals, the substantive concern of the current Proposal is that the Company's sub-prime lending practices result in racial disparities. Again, the Proposal asserts that African American and Latino borrowers are disadvantaged as compared to Caucasian borrowers in the Company's sub-prime lending process. As an initial matter, the Proponent has given the Proposal almost the same title ("Report on Racial Disparities in Home Preservation Rates") as it gave the proposal it submitted in 2008 ("Report on Racial Disparities in Mortgage Lending"). Also, as in years past, the Proponent has reviewed the Company's HMDA reports and has quoted the reports' statistics in an attempt to support its position that the Company's sub-prime lending practices are racially biased. In fact, the Proposal cites the same statistics regarding the percentages of "high cost" loans given to African American and Latino borrowers versus Caucasian borrowers as were in the Previous Proposals. The Proposal indicates that these "high cost" loans are more likely to be foreclosed upon than other types of loans and that lenders can prevent foreclosures through home preservation practices. In an effort to bring the Company's alleged racial biases to light, the Proposal requests that the Board prepare a report which includes the Company's home preservation rates for African American, Latino and Caucasian borrowers. As with the Previous Proposals, the Proposal attempts to gather information to support its claim that the Company's sub-prime lending practices are racially biased and that African American and Latino borrowers are disadvantaged as compared to Caucasian borrowers in the Company's sub-prime lending process. While the specific language and specific actions proposed in the Proposal and the Previous Proposals in some instances may differ, the proposals deal with substantially the same subject matter, notably a concern that the Company's sub-prime lending practices result in racial disparities.

In the past, the Staff has permitted the exclusion of proposals as sharing the same substantive concern, even where the proposals requested a wide variety of corporate actions. For example, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted exclusion of a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing, which included a proposal requesting a report on feasibility of amending the company's animal care policy to ensure it extended to all contract laboratories and provided superior standards of animal care and a proposal requesting that the company issue a policy statement committing to the use of *in vitro* tests for assessing certain reactions on skin, and committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives. The specific actions requested by the proposal were widely different – providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work – but the Staff agreed with the company that the substantive concern underlying all of these proposals was a concern for animal welfare.

In *Bristol-Myers Squibb Co.* (avail. Feb. 6, 1996), the Staff permitted exclusion of a proposal requesting that the company form a committee to develop an educational plan to inform women of the potential abortifacient action of the company's products because the proposal dealt with "substantially the same subject matter (*i.e.*, abortion-related matters)" as did prior proposals that requested the company refrain from giving charitable contributions to organizations that perform abortions. Again, the proposals requested very different specific corporate actions – developing an educational plan to provide information about the company's products as compared to refraining from giving charitable contributions to certain organizations – but, as in *Pfizer*, the Staff agreed with the company that the subject matter underlying the proposals, abortion-related matters, was substantially the same. As in *Pfizer* and *Bristol-Myers Squibb*, the Proposal and the Previous Proposals request different corporate actions – an explanation of the racial and ethnic disparities in the cost of loans, on the one hand, and a breakdown of home preservation rates by race, on the other. Nevertheless, the subject matter of the proposals – the Company's sub-prime lending practices – is substantially the same.

Even the Proponent has indicated that the proposals it has submitted over the past five years share the same substantive concern and are part of a concerted effort. In a Press Release dated April 28, 2008 available on the Proponent's website at http://www.northstarasset.com/mediacontent/PRwellsfar.html, the Proponent explains the evolution of its efforts to address the Company's sub-prime lending practices. "For the past five years, [the Proponent has] asked Wells Fargo to explain its predatory lending practices." "'Initially [the Proponent] asked Wells Fargo to tie executive compensation to putting an end to sub-prime and predatory mortgage practices . . .,' said [Julie Goodridge, CEO of the Proponent]." Then, "In 2006, [the Proponent] crafted a new resolution asking for Wells Fargo to account for racial inequities in their sub prime lending practices." Finally, "On April 29th [2008], [the Proponent] will once again ask the Board and shareholders of Wells Fargo to examine the company's sub-prime lending practices." This press release clearly indicates that, despite the differences in the corporate actions requested, each of the proposals the Proponent has submitted share the same substantive concerns for the Company's sub-prime lending practices. The current Proposal is just the latest attempt by the Proponent to raise this same issue. It is merely old wine in a new bottle.

C. *The Proposal Included in the Company's 2008 Proxy Materials Did Not Receive the Stockholder Support Necessary to Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. The 2008 Proposal was the last proposal submitted to and included in the Company's proxy materials. To determine the percentage of stockholder support, Staff Legal Bulletin No. 14 (avail. July 13, 2001) ("SLB 14") explains that only votes for and against a proposal are included in the calculation of the stockholder vote; abstentions and broker non-votes are not included. According to the Company's Quarterly Report on Form 10-Q filed on August 8, 2008, of the 2,240,531,168 votes cast, 142,529,834 were cast in favor of and 2,098,001,334 were cast against the 2008 Proposal. Tallying the votes in accordance with the guidelines established by SLB 14, only 6.36% of the votes were cast in favor of the 2008 Proposal. Thus, the last time that the Company's stockholders considered a substantially similar proposal, it received less than 10% of the votes cast. In fact, none of the Previous Proposals received support from more than 10% of the votes cast (only 8.26% of the votes were cast in favor of the 2007 proposal and only 7.28% of the votes were cast in favor of the 2006 proposal).

Rule 14a-8(i)(12)(iii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 10% of the vote on its last submission to stockholders if proposed three times or more previously within the preceding 5 calendar years." As discussed above, during the preceding five calendar years, the Company submitted at least three stockholder proposals that dealt with substantially the same subject matter as the Proposal to its stockholders for a vote. Upon its last submission to stockholders, only 6.36% of the votes were cast in favor of the previously submitted proposal, which support is less than the 10% required by the rule. Accordingly, the Proposal is excludable under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 887-3646, my colleague Elizabeth A. Ising at (202) 955-8287 or Christopher Adam, Senior Counsel with the Company's Law Department, at (515) 557-8167.

Sincerely,

Brian J. Lane /sme

Brian J. Lane

BJL/jas
Enclosures

cc: Christopher Adam, Wells Fargo & Company
Mari C. Mather, Northstar Asset Management

100572563_6.DOC

EXHIBIT A

RTHSTAR ASSET MANAGEMENT INC

RECEIVED November 14, 2008

NOV 17 2008

JOHN STUMPF

Mr. John G. Stumpf
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

During our past conversations with Wells Fargo on predatory lending issues, the dialogue team has asked Wells Fargo's representatives to explain the disparities in rates of high-cost mortgages going to the company's African-American and Latino customers. Now, with the crisis of the subprime market highlighting these inconsistencies, as shareholders, we want to know that our Company is treating all of its customers fairly when it comes to preserving homeownership in the face of foreclosure.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 9,570 shares of Wells Fargo & Company common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors prepare a special report explaining the racial disparities in homeownership preservation rates of mortgage loans held by the Company.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Mike Lapham; United for a Fair Economy/Responsible Wealth; 29 Winter St.; Boston, MA 02108, who is assisting us in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Wells Fargo to prepare the requested report and to make it available to shareholders upon request would allow this resolution to be

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635. FAX 617 522-3165 withdrawn. We believe that this proposal is in the best interest of Wells Fargo and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl: Shareholder resolution

cc: Mike Lapham, Responsible Wealth

Report on Racial Disparities in Home Preservation Rates

WHEREAS, mortgage foreclosures in 2007 and 2008 threaten the stability and profits of virtually all lending companies, including Wells Fargo. Federal Reserve Chair Ben Bernanke testified in March 2008 that total losses on subprime mortgage foreclosures in the fourth quarter of 2007 exceeded 50% of the principal balance;

A report by Merrill Lynch has projected that losses on subprime mortgages could reach $250 billion, based upon the forecasted 2.3 million loans expected to default in 2008 and 2009 (Center for Responsible Lending, *Issue Brief* Aug 2008);

Wells Fargo has made a good effort to clear its books of subprime loans, but has estimated it will record $65 billion in losses on $498 billion of Wachovia loans after its proposed purchase;

Conventional subprime loans often include high fees and do not require escrowing of taxes and insurance, placing the burden of paying these large lump sum expenses on the homeowner(s);

The 2007 Federal Home Mortgage Disclosure Act (HMDA) data reveals that the incidence of these high-cost conventional subprime loans issued to African Americans was 34%; to Hispanics, 29%; yet the incidence of subprime loans to Caucasian borrowers was 11%. The Federal Reserve concluded that this disparity in the incidence of high-priced loans could not be adequately explained by borrower income or by other borrower-related factors in the HMDA data.

Data shows that families receiving high-cost conventional subprime loans (as stated above, predominantly African-American and Hispanic families) are more likely to foreclose than families receiving Community Development Financial Institution (CDFI) subprime loans (*Risky Borrowers or Risky Mortgages,* Center for Community Capital, October 2008). In a 2008 study, high-cost conventional subprime loans had a default rate four times higher than a representative CDFIs subprime loans, as of September 2007;

The cost of foreclosure to our Company is high, creating a negative impact on shareholder value. Preventing foreclosure through home preservation and solid lending practices can save lenders 87% of the cost of the foreclosure process. Home preservation occurs when defaulting borrowers are able to retain ownership of their homes through refinancing, repayment or forbearance plans, and/or loan modification.

RESOLVED, shareholders request that the Board publish a report to shareholders within six months, omitting proprietary information and at a reasonable cost, of the Company's home preservation rates from 2003 to 2008. This report should disaggregate the data for African-American, Hispanic, and Caucasian mortgage borrowers.

<u>Supporting Statement</u>

Preserving homeownership curtails losses for our Company and halts the negative impacts of foreclosure on communities: e.g., abandoned houses, increased crime, devaluation of neighboring homes, and erosion of the tax base.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner
Senior Company Counsel
Telephone No. 612.667-2367
Facsimile No. 612.667.6082
E-Mail: mary.e.schaffner@wellsfargo.com

VIA OVERNIGHT DELIVERY

November 24, 2008

Northstar Asset Management Inc.
43 St. John's Street
Boston, MA 02130
Attention: Ms. Julie N.W. Goodridge

Re: Stockholder Proposal Regarding a Report on Racial Disparities in Home Preservation Rates
Received: November 14, 2008

Dear Ms. Julie N.W. Goodridge:

On November 17, 2008, Wells Fargo & Company ("Wells Fargo") received a request, dated November 14, 2008, from Northstar Asset Management Inc. ("Northstar") as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding an a report on racial disparities in home preservation rates (the "Proposal") in the proxy materials for Wells Fargo's 2009 annual meeting. We understand that Northstar is submitting this Proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both a company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2009 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that Northstar has been the beneficial owner (within the meaning of SEC Rule 13d-3) of 9,570 shares of Wells Fargo common stock (which exceeds the required minimum market value of Wells Fargo common stock) for more than one year, and that Northstar intends to continue to hold these shares until the 2009 annual meeting. You also stated that proof of ownership would be provided upon request.

As provided in Rule 14a-8(b), Northstar is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the

Proposal, in the manner specified in Rule 14a-8(b). Based on the statement in your original letter indicating that Northstar is the beneficial but not record owner of its shares, Northstar must provide Wells Fargo with the required evidence of its eligible share ownership in one of the following ways: (1) if its shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 14, 2008, Northstar had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (2) if Northstar has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that Northstar has held these shares for the required one-year period prior to November 14, 2008.

Wells Fargo hereby notifies Northstar that it intends to exclude the Proposal from its 2009 proxy materials unless Northstar transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter <u>within 14 calendar days from the date Northstar receives this letter</u>. Even if Northstar submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of Northstar's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax No.: 612.667.6082

If you have any questions about this letter, please call me directly at 612.667.2367 or contact me by fax at 612.667.6082.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel

MES:dlk

cc: Mike Lapham
29 Winter Street
Boston, MA 02108

Laurel A. Holschuh, Corporate Secretary

NORTHSTAR ASSET MANAGEMENT INC

November 14, 2008

Mr. John G. Stumpf
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf,

At NorthStar Asset Management, Inc., stocks are held in our client accounts, and our contract with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

Please find enclosed a letter from our brokerage, Morgan Stanley, verifying that NorthStar has held the requisite amount of stock in Wells Fargo & Company for more than one year prior to filing the shareholder proposal.

Sincerely,

Mari C. Mather
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Ferncroft Corporate Center
35 Village Road, Suite 601
Middleton, MA 01949

tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

November 14, 2008

Mr. John G. Stumpf
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf,

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 14, 2008, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 9,570 shares of Wells Fargo & Company common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 14, 2007.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

Information and data are as of 11-14-2008 and subject to change.

EXHIBIT B

WELLS FARGO & COMPANY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME:	Tuesday, April 29, 2008, at 1:00 p.m., Pacific time
PLACE:	Penthouse Boardroom 420 Montgomery Street San Francisco, California
ITEMS OF BUSINESS:	(1) Elect 16 directors; (2) Ratify the appointment of our independent auditors for 2008; (3) Approve the Performance-Based Compensation Policy; (4) Approve the Amended and Restated Long-Term Incentive Compensation Plan; (5) Vote on a stockholder proposal regarding a By-Laws amendment to require an independent chairman; (6) Vote on a stockholder proposal regarding an executive compensation advisory vote; (7) Vote on a stockholder proposal regarding a "pay-for-superior-performance" compensation plan; (8) Vote on a stockholder proposal regarding human rights issues in investment policies; (9) Vote on a stockholder proposal regarding a neutral sexual orientation employment policy; (10) Vote on a stockholder proposal regarding a report on racial disparities in mortgage lending; and (11) Consider any other business properly brought before the meeting.
WHO CAN VOTE:	You can vote only if you owned shares of common stock at the close of business on February 29, 2008.
VOTING:	It is important that your shares be represented and voted at the meeting. You can vote your shares over the internet or by telephone. If you received a paper proxy card or voting instruction form by mail, you may also vote by signing, dating, and returning the proxy card or voting instruction form in the envelope provided. Voting in any of these ways will not prevent you from attending or voting your shares at the meeting. For specific instructions on how to vote your shares, see page 5 of the proxy statement.
MEETING ADMISSION:	You may attend the meeting only if you owned shares of common stock at the close of business on February 29, 2008. **If you, or your legal proxy holder, plan to attend the meeting in person, you must follow the admission procedures described on page 7 of the proxy statement. If you do not comply with these procedures, you will not be admitted to the meeting.**

By Order of the Board of Directors,

Laurel A. Holschuh
Corporate Secretary

This notice and the accompanying proxy statement, 2007 annual report, and proxy card or voting instruction form were either made available to you over the internet or mailed to you on or about March 17, 2008.

Position of the Board of Directors

The Board of Directors recommends a vote *AGAINST* this proposal, which is identified as Item 9 on the proxy card, for the following reasons:

- **The Company believes diversity is fundamental to its success; and**
- **Opposing discrimination in all forms is one of the ways the Company makes its commitment to diversity a reality.**

The Company believes that welcoming all people and opposing discrimination in all its forms, including discrimination based on sexual orientation, represents a commitment to fairness that Americans support. This belief is how we conduct our business successfully. Diversity is part of the Company's "Vision and Values," which makes it clear that we want to "respect differences among team members, customers and communities—earning mutual trust by supporting our corporate values for diversity, taking advantage of different perspectives, supporting the diversity of our team members, customers and communities, and leveraging diversity as a competitive advantage."

The Company seeks to recruit and retain outstanding team members who reflect the diversity of a highly competitive marketplace. We do not publicly support or endorse any particular creed or lifestyle. We simply strive to build a culture in which all people are accepted and individual differences are respected among our team members, and we intend to continue our commitment to support the diversity of all our team members and customers.

Accordingly, the Board of Directors recommends that you vote *AGAINST* this proposal.

→

ITEM 10—STOCKHOLDER PROPOSAL REGARDING A REPORT ON RACIAL DISPARITIES IN MORTGAGE LENDING

Resolution and Supporting Statement

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve, 53.7% of conventional purchase loans to African-American borrowers in 2006 were "high-cost" versus just 17.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 30.3% of the time; Latino borrowers 20.7% of the time and white borrowers 17.2% of the time.

Racial disparities in Wells Fargo's 2006 HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high cost loans made up 45.8% of the loans to African-Americans, 22.6% of the loans to Latinos, and 12.4%

of the loans to whites. African-Americans were 3.69 times more likely than whites to receive a high cost loan and Latinos were 1.82 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high cost loans, at JP Morgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?
3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2008.

Position of the Board of Directors

This proposal is essentially the same proposal stockholders overwhelmingly rejected in 2007 and 2006. The Board of Directors recommends a vote *AGAINST* this proposal, which is identified as Item 10 on the proxy card, for the following reasons:

- **The report requested by the proposal is unnecessary because we have already publicly explained on our website, www.wellsfargo.com, the reasons for pricing differences reflected in our Home Mortgage Disclosure Act ("HMDA") data; and**
- **The scope of the proposed report is inappropriate in that it would require us to speculate about broad social and economic issues that are well beyond our ability to resolve and that do not involve any specific business issue or risk relevant to stockholders.**

We do not tolerate discrimination against any customer, and our policies and proprietary control processes governing credit underwriting and pricing are designed to help ensure that we meet or exceed all fair lending legal and regulatory requirements and expectations. Customers with a good credit history, lower overall debt levels, and fewer risks associated with their loans and property types present lower risks of default, and typically pay lower rates. Differences in loan pricing reflected in our HMDA data are based on differences in a number of legitimate credit-related factors, not on race, ethnicity, or any other unlawful basis.

EXHIBIT C

WELLS FARGO & COMPANY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME: Tuesday, April 24, 2007, at 1:00 p.m., Pacific time

PLACE: Penthouse Boardroom
420 Montgomery Street
San Francisco, California

ITEMS OF BUSINESS:

(1) Elect 16 directors;

(2) Ratify the appointment of our independent auditors for 2007;

(3) Vote on a stockholder proposal regarding separation of Board Chairman and CEO positions;

(4) Vote on a stockholder proposal regarding an advisory vote on executive compensation;

(5) Vote on a stockholder proposal regarding adoption of a policy limiting benefits under our supplemental executive retirement plan;

(6) Vote on a stockholder proposal regarding a report on Home Mortgage Disclosure Act (HMDA) data;

(7) Vote on a stockholder proposal regarding emission reduction goals for Wells Fargo and its customers; and

(8) Consider any other business properly brought before the meeting.

WHO CAN VOTE: You can vote only if you owned shares of our common stock at the close of business on March 6, 2007.

VOTING: It is important that your shares be represented and voted at the meeting. You can vote your shares by mail, telephone, or Internet as instructed on your proxy card or voting instruction form. Voting in any of these ways will not prevent you from attending, or voting your shares at the meeting. For instructions on how to vote your shares, see pages 2 to 5 of the proxy statement.

MEETING ADMISSION: You are entitled to attend the meeting only if you owned shares of our common stock at the close of business on March 6, 2007. **If you, or your legal proxy holder, plan to attend the meeting in person, you must comply with the admission procedures described on page 5 of the proxy statement. If you do not comply with these procedures, you will not be admitted to the meeting.**

MAILING DATE: This notice and the accompanying proxy statement, 2006 annual report, proxy card, or voting instruction form were mailed to you on or about March 16, 2007.

By Order of the Board of Directors,

Laurel A. Holschuh
Corporate Secretary

Position of the Board of Directors

The Board of Directors recommends a vote *AGAINST* this proposal, which is identified as Item 5 on the enclosed proxy card, because it would penalize participants relative to other employees and would put the Company at a competitive disadvantage in attracting and retaining the managerial talent essential to its long-term success.

As described more fully under "*Wells Fargo & Company Cash Balance Plan and Supplemental Cash Balance Plan*" following the Pension Benefits table on pages 67 and 68 of this proxy statement, the Company uses the Supplemental Cash Balance Plan to make up for retirement benefits that would otherwise be lost by the nearly 4,000 participants because of limitations imposed by the Internal Revenue Code on the qualified Cash Balance Plan or because of compensation deferrals. Participants in both the qualified and supplemental plans receive compensation credits to their plan accounts based on their certified compensation and their age and years of service, with credits received by a participant under the supplemental plan reduced by credits received by the participant under the qualified plan. With some exceptions, both plans consider salary and incentive and bonus pay other than stock option gains as certified compensation in determining retirement benefits. As a result, the exclusion of incentive and bonus pay as certified compensation under the supplemental plan could penalize plan participants relative to other employees. The proposal could have an even greater impact on senior managers who, under the Company's "pay-for-performance" compensation philosophy, often receive more of their cash compensation in the form of incentive pay linked to Company and individual goals, than do other employees.

The competition for executives and other employees with the skills and expertise to manage a company as large and complex as Wells Fargo can be intense. The Company competes for managerial talent not only with large corporations in all industries but also private equity firms that can offer significantly more equity and other compensation opportunities to its managers than the Company can. Retirement benefits are a key component of a senior manager's overall compensation program, and limiting those benefits in the manner proposed would put the Company at a competitive disadvantage in attracting and retaining talented senior managers who are critical to its long-term success.

In determining the compensation of senior managers, the Human Resources Committee reviews available competitive compensation data for the Company's peers. The Board believes that the retirement benefits provided to the Company's senior managers are appropriate and that adoption of the proposal would not be in the best interests of the Company and its stockholders.

Accordingly, the Board of Directors recommends that you vote *AGAINST* this proposal.

→ ITEM 6—STOCKHOLDER PROPOSAL REGARDING A REPORT ON HOME MORTGAGE DISCLOSURE (HMDA) DATA

Resolution

Whereas, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

Supporting Statement

According to the Federal Reserve, 54.7% of conventional first mortgages to African-American borrowers were "high-cost" versus just 17.2% of similar loans to white borrowers. The Federal

Reserve defines "high-cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.1 times more likely than white families to receive a high-cost mortgage, raising their cost of home ownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high-cost loans 27.2% of the time; Latino borrowers 20.8% of the time, and white borrowers 17.2% of the time.

Racial disparities in Wells Fargo's 2004 HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high-cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high-cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high-cost loans violated state laws. According to Spitzer, Wells Fargo's African-American customers in New York were three times more likely than whites to receive high-cost loans, at JPMorgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high-cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high-cost loans affect the home affordability or wealth-building benefits of home ownership for their minority customers?
3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2007.

Position of the Board of Directors

The Board of Directors recommends a vote *AGAINST* this proposal, which is identified as Item 6 on the enclosed proxy card. This proposal is essentially the same one that stockholders overwhelmingly rejected at last year's annual meeting. The Board continues to believe that the report requested by the proposal is both unnecessary and inappropriate. The Company has already publicly explained in detail the reasons for pricing differences reflected in its Home Mortgage Disclosure Act ("HMDA") data. Moreover, the scope of the proposed report is inappropriate in that it would require the Company to speculate about broad social and economic issues that are well beyond its ability to resolve and that do not involve any specific business issue or risk relevant to stockholders.

EXHIBIT D

WELLS FARGO & COMPANY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

APRIL 25, 2006

To the Holders of
Common Stock of Wells Fargo & Company:

The annual meeting of stockholders of Wells Fargo & Company (the "Company") will be held at The Stanford Court, 905 California Street, San Francisco, California on Tuesday, April 25, 2006, at 1:30 p.m., Pacific time. The purpose of the meeting is to:

1. Elect directors.
2. Vote on a proposal to ratify the appointment of KPMG LLP as independent auditors for 2006.
3. Vote on a stockholder proposal regarding a director election By-Law amendment.
4. Vote on a stockholder proposal regarding separation of Board Chair and CEO positions.
5. Vote on a stockholder proposal regarding director compensation.
6. Vote on a stockholder proposal regarding a report on Home Mortgage Disclosure Act (HMDA) data.
7. Act on any other matters that may properly come before the meeting.

The Board recommends that stockholders vote ***FOR*** the director nominees named in the accompanying proxy statement, ***FOR*** Item 2, and ***AGAINST*** Items 3, 4, 5, and 6.

Only holders of common stock at the close of business on March 7, 2006 may vote at the annual meeting or at any adjournment thereof. A list of stockholders of record who may vote at the meeting will be available during business hours for any stockholder of the Company to examine for any purpose relevant to the meeting. The list will be available for at least ten days before the meeting at the Company's principal executive offices, 420 Montgomery Street, San Francisco, California.

By Order of the Board of Directors,

Laurel A. Holschuh
Secretary

March 17, 2006

determinations as to each director for each of these organizations? Given the complexity of these issues, and the lack of guidance in the proposal on how the Board should address them, the proposal is too unclear to implement effectively.

We believe the Board must have the flexibility to offer director compensation that is competitive with compensation paid by comparable companies and that aligns the interests of directors with those of stockholders in maximizing stockholder value. We believe the proposal would significantly restrict this flexibility, and in light of its vagueness described above, cannot be implemented. For these reasons, the proposal would not be in the best interests of stockholders.

Accordingly, the Board of Directors recommends that stockholders vote *AGAINST* this proposal.

→ **ITEM 6—STOCKHOLDER PROPOSAL REGARDING A REPORT ON HMDA DATA**

Northstar Asset Management, Inc., P.O. Box 301840, Boston, Massachusetts 02130, which held 5,000 shares of common stock on November 15, 2005; Timothy P. Plenk, 21 Berkeley Street, Cambridge, Massachusetts 02138, who held 100 shares of common stock on November 15, 2005; The Needmor Fund, 42 South St. Clair Street, Toledo, Ohio 43602, which held 1,000 shares of common stock on November 15, 2005; Amnesty International USA, 322—8th Avenue, New York, New York 10001, which held 500 shares of common stock on November 17, 2005; Margaret R. Rosenkrands, 1138 Lariat Loop, #203, Ann Arbor, Michigan 48108, who held 128 shares of common stock on November 16, 2005; Margaret R. Thompson, 712 South Elam Avenue, Greensboro, North Carolina 27403, who held 55 shares of common stock on November 17, 2005; and Unitarian Universalist Service Committee, 130 Prospect Street, Cambridge, Massachusetts 02139-1845, which held 700 shares of common stock on November 17, 2005 (collectively, the "Proponents"), intend to submit a resolution to stockholders for approval at the 2006 annual meeting. The Proponents' resolution and supporting statement are printed below.

Supporting Statement and Resolution

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve 32.4% of conventional first mortgages to African-American borrowers were "high-cost" versus just 8.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.7 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts, and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 15.7% of the time; Latino borrowers 12.2% of the time, and white borrowers 8.7% of the time.

Racial disparities in Wells Fargo's HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high-cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high-cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high-cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high-cost loans, at JPMorgan Chase and Citigroup, the disparity was 2-to-1, and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005.) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the Company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high-cost mortgages revealed in the Company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the Company's racial and ethnic disparities in high-cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?
3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, *no later than September 30, 2006.*

Position of the Board of Directors

The Board of Directors recommends a vote *AGAINST* this proposal, which is identified as Item 6 on the enclosed proxy card. For the reasons discussed in more detail below, the report requested by the Proposal is unnecessary. The Company is subject to extensive fair lending laws and regulations and has policies and procedures in place to help ensure that it meets or exceeds its obligations under these laws and regulations. The Company has already explained the differences in pricing in its Home Mortgage Disclosure Act ("HMDA") data on its website. When pricing a loan, the Company considers the credit risks associated with the loan, not the race or ethnicity of the borrower. Although these risk factors are largely not included in the Company's 2004 HMDA data, they explain virtually all of the differences in pricing between loans that are reportable under HMDA and those that are not. Finally, the scope of the proposed report is inappropriate, since it asks the Company to comment, not on any specific business issue or risk relevant to stockholders that may be raised by the reported HMDA data, but on fundamental social and economic issues that only society as a whole can address.

The HMDA requires most mortgage lenders to report certain interest rate spreads on loans that exceeded specific thresholds set by the Federal Reserve Board. Mortgage lenders must report the difference between the annual percentage rate of interest ("APR") on loans made and the interest rate

END